               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 1999

                               OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     For the transition period from              to
                                    ------------    -------------

                Commission File Number:  1-13163

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                TRICON LONG TERM SAVINGS PROGRAM

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 TRICON Global Restaurants, Inc.
                       1441 Gardiner Lane
                   Louisville, Kentucky  40213

                TRICON LONG TERM SAVINGS PROGRAM

         Financial Statements and Supplemental Schedules

                   December 31, 1999 and 1998

           (With Independent Auditors' Report Thereon)

                TRICON LONG TERM SAVINGS PROGRAM


                        TABLE OF CONTENTS
                                                             PAGE

Independent Auditors' Report                                    1

Statements of Net Assets Available for Benefits at
December 31, 1999 and 1998                                      2

Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 1999 and 1998         3

Notes to Financial Statements                                   4

SCHEDULES

     1   Form 5500, Schedule of Assets Held for Investment
         Purposes - December 31, 1999                          10

     2   Form 5500, Schedule of Non-Exempt Transactions -
         Year Ended December 31, 1999                          12

                  Independent Auditors' Report

Plan Administrator
TRICON Long Term Savings Program:


We have audited the accompanying statements of net assets available for benefits of the TRICON Long Term Savings Program (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1999 and 1998 and non-exempt transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.





Louisville, Kentucky
October 2, 2000

                TRICON LONG TERM SAVINGS PROGRAM

         Statements of Net Assets Available for Benefits

                   December 31, 1999 and 1998

                         (In thousands)

ASSETS                                         1999       1998
                                               ----       ----
Investments:
  Investments, at fair value:
     Common stock                            $ 63,941    97,743
     Mutual funds                              75,587    60,059
     Short-term investment funds               14,614     7,987
     Various securities                        11,562     6,546
  Investment, at contract value:
     Investment contracts                       8,296    16,380
                                             --------  --------

          Total investments                   174,000   188,715
                                             --------  --------

Receivables:
  Investments sold                                627       402
  Participants' contributions                     625       109
  Employer contributions                          162         -
  Loans receivable from participants            6,283     5,969
  Interest and dividends                          231       366
  Other                                            10         6
                                             --------  --------

          Total receivables                     7,938     6,852
                                             --------  --------

Cash and cash equivalents                       2,697     2,425
                                             --------  --------

          Total assets                        184,635   197,992
                                             --------  --------


LIABILITIES

Payable for investments purchased                 277       299
Other liabilities                                   6         4
                                             --------  --------

          Total liabilities                       283       303
                                             --------  --------

          Net assets available for benefits  $184,352   197,689
                                             ========  ========

The accompanying notes are an integral part of these financial statements.

                TRICON LONG TERM SAVINGS PROGRAM

   Statements of Changes in Net Assets Available for Benefits

         For the Years Ended December 31, 1999 and 1998

                         (In thousands)

                                               1999       1998
                                               ----       ----
Additions:
  Additions to net assets attributed to:
     Investment income:
       Net (depreciation) appreciation in
          fair value of investments          $(13,555)   26,345
       Interest income                          1,996     2,138
       Dividends                                4,143     3,170
       Other                                    1,488       325
                                             --------  --------

                                               (5,928)   31,978

          Less investment  expenses               (77)      (91)
                                             --------  --------

                                               (6,005)   31,887
                                             --------  --------

Contributions:
  Participants                                 15,974    12,687
  Employer                                      4,383       831
                                             --------  --------

                                               20,357    13,518
                                             --------  --------

          Total additions                      14,352    45,405
                                             --------  --------

Deductions:
  Deductions from net asset attributed to:
     Benefits paid to participants             26,151    22,588
     Transfers to UFPC Thrift and Money
       Purchase Plan                            1,335         -
     Transfers to Konig Restaurants
       International 401(k) Plan                  192         -
     Other                                         11      (143)
                                             --------  --------

          Total deductions                     27,689    22,445
                                             --------  --------

          Net (decrease) increase             (13,337)   22,960

Net assets available for benefits:
  Beginning of year                           197,689   174,729
                                             --------  --------

  End of year                                $184,352   197,689
                                             ========  ========

The accompanying notes are an integral part of these financial statements.

                TRICON LONG TERM SAVINGS PROGRAM

                  Notes to Financial Statements

                   December 31, 1999 and 1998

                 (Tabular amounts in thousands)


(1)  SUMMARY PLAN DESCRIPTION

     The following brief description of the TRICON Long Term
     Savings Program (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          TRICON Global Restaurants, Inc. (the "Company") adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          The investments of the Plan are maintained in a trust
          (the "Trust") by State Street Bank and Trust Company
          (the "Trustee").

     (b)  CONTRIBUTIONS

          Each participant in the Plan may elect to contribute any amount, not to exceed 15% of their eligible earnings. The Tax Reform Act of 1986 limited the maximum annual amount a participant could contribute on a before-tax basis to $7,000, indexed for inflation. For calendar years 1999 and 1998, the maximum contribution allowed under the IRS tax code section 402(g)(3), was $10,000. There was not matching of contributions by the employer during the period from January 1, 1998 through June 30, 1998. Beginning in July 1998, participants received a 25% matching contribution on each unit of Company stock purchased. As of January 1, 1999, the matching contribution on each unit of Company stock purchased was 40%.

     (c)  PARTICIPANT LOANS

          The Plan has a loan program for participants. The maximum amount a participant may borrow is the lesser of 50% of the participant's vested interest under the Plan; $50,000 reduced by the highest outstanding loan balance during the preceding one-year period; 100% of the value of the participant's investment in certain funds; or the maximum loan amount that can be amortized by the participant's net pay up to four years. The interest rate for loans is based on the prime rate plus one percent. In addition, a one-time loan origination fee of $25 and a monthly maintenance fee are charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant's contribution election percentages. Any loans outstanding shall become immediately due and payable in full if the participant's employment is terminated.

          As of December 31, 1999 and 1998, loans outstanding had an estimated average interest rate of 9.0% and 9.5%, respectively, and maturities through the year 2003 and 2002, respectively.

     (d)  VESTING

          Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution in stock purchased.

                               4                      (Continued)

                TRICON LONG TERM SAVINGS PROGRAM

                  Notes to Financial Statements

                   December 31, 1999 and 1998

                 (Tabular amounts in thousands)


     (e)  WITHDRAWALS

          Distributions under the Plan are made upon a participant's death, disability, retirement, or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. In the case of a participant who has not yet attained the age of 59-1/2, withdrawal shall only be permitted in the event of hardship, as defined in the Plan. As discussed above, the Plan permits withdrawals under a loan program.

     (f)  TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. In the event that the Plan is terminated, the Trustee is not required to make any distributions from the Trust until such time as the Internal Revenue Service has determined in writing that such termination will not adversely affect the prior qualification of the Plan.

(2)  SUMMARY OF ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  INVESTMENT VALUATION AND INCOME RECOGNITION

          INVESTMENT VALUATION - Investment contracts are stated at contract value, which approximates fair value. The Plan is credited with actual earnings on the underlying investments and charged for plan withdrawals and administration expenses charged by the issuer of the respective contracts. Cash and cash equivalents and participant loans are recorded at cost, which approximates fair value. Securities and mutual funds held by participants in the Plan are valued at quoted market prices of participants' investments. All other investments are valued at quoted market values.

          INCOME RECOGNITION - Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities in each fund are reported on the average cost method.

     (d)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

                               5                      (Continued)

                TRICON LONG TERM SAVINGS PROGRAM

                  Notes to Financial Statements

                   December 31, 1999 and 1998

                 (Tabular amounts in thousands)


     (e)  Administrative Costs

          All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by the Company, and any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the year ended December 31, 1999 and December 31, 1998 were borne by the Company, except for monthly investment service fees charged to the funds, loan application and monthly maintenance fees charged to participants who obtained a loan and maintenance and transaction fees charged to participants within the Brokerage Option account.

(3)  INVESTMENTS

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

     Individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December
     31, 1999 and 1998 were as follows:

                                              1999      1998
                                              ----      ----

     TRICON Common Stock                     $40,040    28,262
     Vanguard Institutional Index             49,218    34,440
     Fidelity Equity-Income                   26,369    25,619
     Security Plus - Investment Contracts      8,296    16,380
     PepsiCo Common Stock                     23,901    69,481
     Brokerage Option                         11,562     6,546
     State Street Bank Par Fund -
       Mutual Funds                           14,614     7,987



     The TRICON Common Stock fund includes nonparticipant-directed investments.

                               6                     (Continued)

                TRICON LONG TERM SAVINGS PROGRAM

                  Notes to Financial Statements

                   December 31, 1999 and 1998

                 (Tabular amounts in thousands)


     During 1999 and 1998, the Plan's investments (including gains and losses of investments bought and sold, as well as held during the year) depreciated in value by approximately
     $14 million in 1999 and appreciated in value by approximately $26 million in 1998 as follows:

                                                1999      1998
                                                ----      ----

     Common stock                            $(21,725)  17,404
     Mutual funds                               6,058    8,180
     Short-term investment funds                    -        -
     Various securities                         2,112      761
                                             --------  -------

                                             $(13,555)  26,345
                                             ========  =======


(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

     The TRICON Common Stock fund, which contains nonparticipant-directed investments, has net assets of $40 million and $28 million, of which $3.8 million and $1 million are nonparticipant-directed investments, as of December 31, 1999 and 1998, respectively. Information about the significant components of the changes in net assets relating to the nonparticipant-directed investment portion of the TRICON Common Stock fund is as follows:

                                             Year Ended
                                         December 31, 1999
                                         -----------------

     Changes in Net Assets:
       Contributions                           $4,222
       Interest                                     4
       Net depreciation                          (931)
       Benefits paid to participants             (376)
       Transfers to participant-directed
         investments                             (119)
                                               ------

                                               $2,800
                                               ======

(5)  TRANSFERS TO OTHER PLANS

     During 1999, employees formerly employed in the supply chain management division transferred to the Unified Foodservice and Purchasing Co-op, LLC (the "UFPC"). For these individuals, Plan assets of approximately $1.3 million representing their account balances were transferred to the UFPC Thrift and Money Pension Plan. This transfer has been reflected in the accompanying financial statements as a transfer to UFPC Thrift and Money Pension Plan.


                               7                      (Continued)

                TRICON LONG TERM SAVINGS PROGRAM

                  Notes to Financial Statements

                   December 31, 1999 and 1998

                 (Tabular amounts in thousands)


     Additionally, during 1999, several stores were refranchised to Koning Restaurants International. A transfer, representing the total of the accounts of participants who became employees of Koning Restaurants International, was made from the Plan to the Koning Restaurants International 401(k) Plan. This transfer has been reflected in the accompanying financial statements as a transfer to Koning Restaurants International 401(k) Plan.

(6)  TAX STATUS

     The Plan has not yet requested a determination letter from the Internal Revenue Service, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan is a spin-off from the PepsiCo Long Term Savings Program which had received a favorable determination letter from the Internal Revenue Service. The Plan intends to request a determination letter from the Internal Revenue Service before the end of the current remedial amendment period.

(7)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     Notwithstanding the requirements of generally accepted accounting principles, the U.S. Department of Labor requires that unpaid benefit amounts be reported as a liability of the Plan for purposes of Internal Revenue Service Form 5500 filings. As a result, the following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan's Form 5500.

                Net Assets Available for Benefits
                ---------------------------------
                                                1999      1998
                                                ----      ----
     Net assets available for benefits, as
       reported in the financial statements  $184,352   197,689

     Less:  benefits payable at end of year       262        17
                                             --------  --------

     Net assets available for benefits, as
       reported in the Plan's Form 5500      $184,090   197,672
                                             ========  ========

                      Participant Benefits
                      --------------------
                                                1999      1998
                                                ----      ----
     Benefit payments for the year, as
       reported in the financial statements  $ 26,151    22,588

     Less:  benefits payable as of beginning
       of year                                     17       475

     Plus:  benefits payable as of end
       of year                                    262        17
                                             --------  --------

     Benefit payments for the year, as
       reported in the Plan's Form 5500      $ 26,396    22,130
                                             ========  ========


                               8                      (Continued)

                TRICON LONG TERM SAVINGS PROGRAM

                  Notes to Financial Statements

                   December 31, 1999 and 1998

                 (Tabular amounts in thousands)


(8)  NON-EXEMPT TRANSACTIONS

     There was a one-time unintentional delay by the Company in submitting employee deferrals in the amount of $125,990 to the Trustee during 1999. As soon as the delayed contribution was discovered, the Company contributed the employee deferrals to the Plan. In September 2000, the Company reimbursed the Plan for lost interest in the amount of $46,715.

(9)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by the Trustee. These transactions qualify as party-in-interest transactions.

                     SUPPLEMENTAL SCHEDULES

                                                                 SCHEDULE 1
                     TRICON LONG TERM SAVINGS PROGRAM

                              EIN: 13-3951308

        Form 5500, Schedule of Assets Held for Investment Purposes

                             December 31, 1999

                   (In thousands, except share amounts)

      IDENTITY OF ISSUE               DESCRIPTION OF                 FAIR
  BORROWER OR SIMILAR PARTY              INTEREST          COST     VALUE
  -------------------------              --------          ----     -----

* TRICON Common Stock              1,036,620 shares      $ 44,403   40,040

* PepsiCo Capital Stock             678,049 shares          5,785   23,901

Vanguard Institutional Index        367,268 shares         29,424   49,218

Fidelity Equity - Income            493,070 shares         21,156   26,369

* State Street Bank Par Fund -
  Mutual Funds                    14,613,632 shares        14,614   14,614

* Brokerage Option                     Various              8,985   11,562

* Security Plus
  State Street Bank Selection
     Fund - Investment Contracts

  1997 - EEE 1  AIG             Variable interest rate
                                    through 2/6/02            554      554

  1997 - EEE 2  New York Life      Interest rate of
                              6.44% due through 1/15/00       373      373

  1997 - EEE 3  Monumental
     Life Insurance             Variable interest rate
                                   through 3/31/00            937      937

  1997 - EEE 5  Life of
     Virginia                      Interest rate of
                              6.42% due through 7/31/01       435      435

  1997 - EEE 6  John Hancock
     Life                          Interest rate of
                              6.65% due through 5/31/01       659      659

  1997 - EEE 7  Principal Mutual   Interest rate of
                               7.18% due through 7/1/02       899      899

                                    10
                                                                (Continued)

                                                                (Continued)
                                                                 SCHEDULE 1
                     TRICON LONG TERM SAVINGS PROGRAM

                              EIN: 13-3951308

        Form 5500, Schedule of Assets Held for Investment Purposes

                             December 31, 1999

                   (In thousands, except share amounts)

      IDENTITY OF ISSUE               DESCRIPTION OF                 FAIR
  BORROWER OR SIMILAR PARTY              INTEREST          COST     VALUE
  -------------------------              --------          ----     -----

  1997 - EEE 8  John Hancock Life  Interest rate of
                              6.46% due through 5/31/02       503      503

  1997 - EEE 9  New York Life      Interest rate of
                              6.58% due through 10/1/01       905      905

  1997 - EEE 10  Principal Mutual  Interest rate of
                              6.82% due through 10/31/01      923      923

  1997 - EEE 11  Life of Virginia  Interest rate of
                               7.16% due through 1/2/02       938      938

  1997 - EEE 12  Prudential        Interest rate of
                              6.85% due through 11/30/01      624      624

  1997 - EEE 13  Prudential        Interest rate of
                              6.08% due through 1/31/00       239      239

  1997 - EEE 14  Principal Mutual  Interest rate of
                              6.30% due through 7/31/00       307      307
                                                         --------  -------

                                                            8,296    8,296

* Loans receivable from
     participants              Average interest rate of
                                9.0% due through 2003       6,283    6,283

* State Street Bank - cash and
     cash equivalents              2,696,983 shares         2,697    2,697
                                                         --------  -------

     Total                                               $141,643  182,980
                                                         ========  =======

*Party-In-Interest

                                                                 SCHEDULE 2

                     TRICON LONG TERM SAVINGS PROGRAM

                              EIN: 13-3951308

              Form 5500, Schedule of Non-Exempt Transactions

                       Year ended December 31, 1999

       IDENTITY OF                          DESCRIPTION OF        COST OF
      PARTY INVOLVED      RELATIONSHIP       TRANSACTION           ASSET
      --------------      ------------       -----------           -----

TRICON Global Restaurants,  Sponsor      Employee deferrals not   $46,715
Inc.                                     deposited to Plan in a
                                         timely manner

There was a one-time unintentional delay by the Company in submitting employee deferrals in the amount of $125,990 to the trustee during 1999. In September 2000, the Company reimbursed the Plan for lost interest in the amount of $46,715.

                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              TRICON LONG TERM SAVINGS PROGRAM



                              By: /s/ Laura Warren-Bock
                                 --------------------------------
                                   Laura Warren-Bock

Date:  December 19, 2000